UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated September 15, 2014

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Jeppe Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

AngloGold Ashanti Limited (Incorporated in the Republic of South Africa) Reg. No. 1944/017354/06) ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

15 September 2014

NEWS RELEASE

AngloGold Ashanti Provides Update on Proposed Restructuring, and Withdraws Cautionary Announcement

(PRESS RELEASE) – Following the announcement of the proposed corporate restructuring and capital raising on 10 September 2014, AngloGold Ashanti has, as planned, engaged extensively with shareholders holding almost two-thirds of its issued share capital, to solicit feedback on these proposals. The proposed restructuring would create a London-listed entity to house the company’s international assets with the South African assets remaining at AngloGold Ashanti, thus creating two simpler and more focused entities.

There has been broad support for the strategic logic of the restructuring, but a number of shareholders have expressed concerns about certain aspects of the proposed transactions, in particular the quantum of the equity capital raising needed to enable the restructuring to be implemented in accordance with regulatory and other requirements.

AngloGold Ashanti has, therefore, decided not to proceed with the restructuring and capital raising, as currently proposed. The company will continue to evaluate all options to address debt levels and unlock value, taking into account the feedback from its shareholders and its business needs.  AngloGold Ashanti has a world class portfolio of assets, growth projects and an excellent track record of transforming its business to improve efficiency and competitiveness over the past two years, to deliver a record safety performance alongside production growth, operating and overhead cost reduction and improved cash flows.

Reducing current high debt levels and improving overall financial flexibility remain priorities for AngloGold Ashanti, which will now intensify its focus on value creation opportunities deliverable within its current structure. The company will continue to aggressively identify and implement further operational efficiencies, reduce overhead structures and pursue other initiatives to improve underlying business performance. The company will also accelerate actions to strengthen its balance sheet including debt reduction, portfolio simplification and options to unlock value from its Colombian portfolio.

AngloGold Ashanti’s Board and management would like to thank shareholders for their ongoing input and stakeholders, regulators and representatives of organised labour, for their support.

Further to the cautionary announcement dated 10 September 2014, caution is no longer required to be exercised by shareholders when dealing in AngloGold Ashanti securities.

CONTACTS

Media

Brunswick Group	+44 (0) 20 7404 5959 / +27 (0) 11 502 7300	anglogoldashanti@brunswickgroup.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Disclaimer

This announcement includes “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results; return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations at certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The forward-looking statements included in this announcement are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statement in this section.

For a discussion of risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2013, which was filed with the Securities and Exchange Commission on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
(Registrant)

Date: September 15, 2014	By:	/s/ Richard Duffy
Name: Richard Duffy
Title: Chief Financial Officer